

January 4, 2012

Via E-mail
Nicholas S. Schorsch
American Realty Capital Global Daily Net Asset Value Trust, Inc.
405 Park Avenue
15th Floor
New York, NY 10022

> **Re: American Realty Capital Global Daily Net Asset Value Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 27, 2011**
> **File No. 333-177563**

Dear Mr. Schorsch:

We have reviewed amendment no. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 of our letter dated November 23, 2011. Please note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response.

2.   We note your response to comment 5. Please revise the last full paragraph on page 6 and the second paragraph on page 203 to clarify that the advisor will review the valuation estimate established by the independent valuer for consistency with your valuation guidelines and the reasonableness of the conclusions and may in its discretion consider other factors in calculating the NAV. Please include similar disclosure regarding the advisor's authority to review and adjust the values determined by the independent valuer in the new risk factor on page 34.

3.   We note your disclosure on pages 36, 102, and 143 regarding the proceeds raised by American Realty Capital ("ARC") Properties. We note that on pages 102 and 143 you provide different amounts of net proceeds raised and that on page 36 you disclose the gross proceeds. Please revise your disclosure on pages 102 and 143 as appropriate to address the discrepancy in the amounts and please ensure that your disclosure on page 36 is accurate.

Prospectus Cover Page

4.   We note your response to comment 7 of our letter dated November 23, 2011. Please confirm that the cover page of the prospectus delivered to investors will have at least a 10 point modern type font as required by Rule 420 of Regulation C. If necessary, please consider removing disclosure not required by Item 501 of Regulation S-K or Industry Guide 5.

5.   We note your response to comment 8 of our letter dated November 23, 2011. Please disclose the number of other programs currently managed by your sponsor. Please make similar revisions to your disclosure on page 8.

6.   Please revise your cover page to provide disclosure regarding the shares to be offered pursuant to your dividend reinvestment plan. Please refer to Item 501 of Regulation S-K.

What is the purchase price for shares of our common stock?, page 6

7.   We note your intention to file a monthly pricing supplement. Prior to effectiveness, please provide us a draft of the monthly supplement. The monthly supplement should prominently disclose the website address and phone number where the most recent price may be obtained and should include disclosure of the NAV per share for each of the business days in the prior month. In addition, to the extent the NAV per share deviates by more than 5% from the price disclosed in the most recently filed prospectus, please confirm that you will file an updated pricing supplement.

How will your advisor calculate NAV per share?, page 7

8.   Please disclose in this section that the fees that you pay your advisor and other affiliates
        that are based on NAV will be higher because you are amortizing certain costs over the
        five year period, resulting in a higher NAV. Additionally, please disclose that this will
        result in investors paying a higher price than if these costs were not amortized.

9.   We note your response to comment 13 of our letter dated November 23, 2011. We
        reissue our comment. Please revise to clarify whether the independent valuer will also
        value the liabilities. For example, the disclosure on page 34 indicates the independent
        valuer will value liabilities but the disclosure on page 126 indicates that the advisor will
        perform this calculation.

What are your exit strategies?, page 11

10.   We note your response to comment 17 of our letter dated November 23, 2011. Please
        revise to clarify whether the three to six year period is measured from the conclusion of
        the offering covered by this registration statement, or the conclusion of the offering as
        may be extended via a follow-on registration statement. In addition, please disclose in
        this section that your intended liquidity events are subject to the board determining it is
        appropriate to commence a liquidity event and that a majority of your shareholders will
        need to approve a liquidity event. Please clarify, if true, that you may continue
        indefinitely if a majority of your shareholders do not approve a liquidity transaction.
        Please also revise your disclosure on page 118 as appropriate.

What are the fees that you will pay …?, page 14

11.   We note your disclosure that you will pay your advisor a subordinated participation fee or
        subordinated incentive fee equal to 15%. However, on page F-12, you indicate that these
        fees will equal 25%. Please revise, as appropriate, to correct this discrepancy.

Valuation Policies, page 125

12.   We note your response to comment 28 of our letter dated November 23, 2011. We will
        continue to monitor for your response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page
131

Liquidity and Capital Resources, page 131

13.   Please expand your discussion to disclose the amount of organizational and offering costs
        incurred/paid on your behalf to date. Also, expand your footnotes to include your
        accounting policy for organizational costs.

Table I, page A-2

14.   We note your response to comment 33. We still do not understand how this ratio can be negative. Assuming this issue is addressed, we do not object to the presentation given the clarifying footnotes. However, please note that we would also not object to the inclusion of the ratios in the footnotes directly in the table. The total acquisition cost for purposes of the percentage leverage row in Table I may include the portion of the acquisition cost financed through a mortgage.

Draft Opinions

15.   We note your response to comment 37 of our letter dated November 23, 2011. Please file these opinions as part of your correspondence on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq. (*via e-mail*)